**Mercedes-Benz Auto Receivables Trust 2022-1**
**Investor Report**

Collection Period Ended      30-Nov-2023

Amounts in USD

## Dates

| | | | | |
|---|---|---|---|---|
| Collection Period No. | 13 | | | |
| Collection Period (from... to) | 1-Nov-2023 | 30-Nov-2023 | | |
| Determination Date | 13-Dec-2023 | | | |
| Record Date | 14-Dec-2023 | | | |
| Distribution Date | 15-Dec-2023 | | | |
| Interest Period of the Class A-1 Notes (from... to) | 15-Nov-2023 | 15-Dec-2023 | Actual/360 Days | 30 |
| Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to) | 15-Nov-2023 | 15-Dec-2023 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 393,170,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2 Notes | 693,000,000.00 | 338,543,814.65 | 291,235,187.02 | 47,308,627.63 | 68.266418 | 0.420253 |
| Class A-3 Notes | 657,000,000.00 | 657,000,000.00 | 657,000,000.00 | 0.00 | 0.000000 | 1.000000 |
| Class A-4 Notes | 124,000,000.00 | 124,000,000.00 | 124,000,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **1,867,170,000.00** | **1,119,543,814.65** | **1,072,235,187.02** | **47,308,627.63** | | |
| | | | | | | |
| Overcollateralization | 47,871,393.47 | 47,876,034.84 | 47,876,034.84 | | | |
| Adjusted Pool Balance | 1,915,041,393.47 | 1,167,419,849.49 | 1,120,111,221.86 | | | |
| Yield Supplement Overcollateralization Amount | 221,029,289.69 | 131,641,057.31 | 125,792,060.00 | | | |
| **Pool Balance** | **2,136,070,683.16** | **1,299,060,906.80** | **1,245,903,281.86** | | | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 47,871,393.47 | 2.50% |
| Target Overcollateralization Amount | 47,876,034.84 | 2.50% |
| Current Overcollateralization Amount | 47,876,034.84 | 2.50% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.000000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2 Notes | 5.260000% | 1,483,950.39 | 2.141343 | 48,792,578.02 | 70.407760 |
| Class A-3 Notes | 5.210000% | 2,852,475.00 | 4.341667 | 2,852,475.00 | 4.341667 |
| Class A-4 Notes | 5.250000% | 542,500.00 | 4.375000 | 542,500.00 | 4.375000 |
| **Total** | | **$4,878,925.39** | | **$52,187,553.02** | |

Amounts in USD

| Available Funds | | Distributions | |
|---|---|---|---|
| Principal Collections | 49,934,376.84 | (1) Total Servicing Fee | 1,082,550.76 |
| Interest Collections | 4,847,697.43 |     Nonrecoverable Advances to the Servicer | 0.00 |
| Net Liquidation Proceeds | 855,364.86 | (2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.) | 0.00 |
| Recoveries | 588,718.92 | | |
| Purchase Amounts | 35,006.42 | (3) Interest Distributable Amount Class A Notes | 4,878,925.39 |
| Advances made by the Servicer | 0.00 | (4) Priority Principal Distributable Amount | 0.00 |
| Investment Earnings | 198,270.49 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| **Available Collections** | **56,459,434.96** | (6) Regular Principal Distributable Amount | 47,308,627.63 |
| Reserve Fund Draw Amount | 0.00 | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| **Available Funds** | **56,459,434.96** | (8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)] | 0.00 |
| | | (9) Excess Collections to Certificateholders | 3,189,331.18 |
| | | **Total Distribution** | **56,459,434.96** |

## Distribution Detail

| | Due | Paid | Shortfall |
|---|---|---|---|
| Total Servicing Fee | 1,082,550.76 | 1,082,550.76 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 4,878,925.39 | 4,878,925.39 | 0.00 |
| thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2 Notes | 1,483,950.39 | 1,483,950.39 | 0.00 |
| thereof on Class A-3 Notes | 2,852,475.00 | 2,852,475.00 | 0.00 |
| thereof on Class A-4 Notes | 542,500.00 | 542,500.00 | 0.00 |
| | | | |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
| thereof on Class A-1  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-4  Notes | 0.00 | 0.00 | 0.00 |
| | | | |
| Interest Distributable Amount Class A Notes | 4,878,925.39 | 4,878,925.39 | 0.00 |
| | | | |
| Priority Principal Distributable Amount | 0.00 | 0.00 | 0.00 |
| Regular Principal Distributable Amount | 47,308,627.63 | 47,308,627.63 | 0.00 |
| | | | |
| Aggregate Principal Distributable Amount | 47,308,627.63 | 47,308,627.63 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

### Reserve Fund

| | |
|---|---:|
| Reserve Fund Required Amount | 4,787,603.48 |
| Reserve Fund Amount - Beginning Balance | 4,787,603.48 |
| plus/minus change to meet Reserve Fund Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 16,409.08 |
| minus Net Investment Earnings | 16,409.08 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 4,787,603.48 |
| Reserve Fund Deficiency | 0.00 |

### Investment Earnings

| | |
|---|---:|
| Net Investment Earnings on the Reserve Fund | 16,409.08 |
| Net Investment Earnings on the Collection Account | 181,861.41 |
| Investment Earnings for the Collection Period | 198,270.49 |

## Notice to Investors

Amounts in USD

## Pool Statistics

| Pool Data | Amount | Number of Receivables |
|---|---|---|
| Cutoff Date Pool Balance | 2,136,070,683.16 | 55,476 |
| Pool Balance beginning of Collection Period | 1,299,060,906.80 | 43,227 |
| Principal Collections | 33,205,259.11 | |
| Principal Collections attributable to Full Pay-offs | 16,729,117.73 | |
| Principal Purchase Amounts | 34,806.39 | |
| Principal Gross Losses | 3,188,441.71 | |
| Pool Balance end of Collection Period | 1,245,903,281.86 | 42,349 |
| Pool Factor | 58.33% | |

| | As of Cutoff Date | Current |
|---|---|---|
| Weighted Average APR | 4.40% | 4.51% |
| Weighted Average Number of Remaining Payments | 53.57 | 41.40 |
| Weighted Average Seasoning (months) | 13.45 | 26.87 |

Amounts in USD

## Delinquency Profile

| Delinquency Profile (1) | Amount | Number of Receivables | Percentage |
|---|---|---|---|
| Current | 1,227,865,795.91 | 41,942 | 98.55% |
| 31-60 Days Delinquent | 12,452,058.53 | 285 | 1.00% |
| 61-90 Days Delinquent | 3,749,505.51 | 84 | 0.30% |
| 91-120 Days Delinquent | 1,835,921.91 | 38 | 0.15% |
| Total | 1,245,903,281.86 | 42,349 | 100.00% |

| | |
|---|---|
| **Delinquency Trigger** | **3.550%** |
| 60+ Delinquency Loans to EOP Aggregate Securitization Value | 0.448% |
| Delinquency Trigger occurred | No |

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

## Loss Statistics

| Losses (1) | Current | | Cumulative | |
|---|---|---|---|---|
| | Amount | Number of Receivables | Amount | Number of Receivables |
| Principal Gross Losses | 3,188,441.71 | 80 | 32,403,230.71 | 822 |
| Principal Net Liquidation Proceeds | 849,313.06 | | 12,060,757.33 | |
| Principal Recoveries | 564,618.01 | | 6,186,417.56 | |
| Principal Net Loss / (Gain) | 1,774,510.64 | | 14,156,055.82 | |

**Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):**

| | |
|---|---|
| Current Collection Period | 1.673% |
| Prior Collection Period | 1.294 % |
| Second Prior Collection Period | 1.050 % |
| Third Prior Collection Period | 0.861 % |
| Four Month Average | 1.220% |

| | |
|---|---|
| **Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance** | 0.663% |
| **Average Net Loss / (Gain)** | 17,221.48 |

(1) Losses include accounts that have been charged off with a balance remaining of less than $50.  These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.